

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Yanfei Tang
Chief Executive Officer and Chief Financial Officer
ZZLL Information Technology, Inc.
Unit 1504, 15/F., Carnival Commercial Building
18 Java Road, North Point Hong Kong

> **Re: ZZLL Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-52779**

Dear Yanfei Tang:

We issued comments on the above captioned filing on November 29, 2022. On May 1, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services